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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.
(Name of Subject Company (issuer))

CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior Participating
Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$107,000

*
Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 40,816,327 shares of Common Stock at the maximum tender offer price of $24.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by CA, Inc.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	CA, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 16, 2006
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2006, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2006 and August 24, 2006, respectively (collectively, the "Schedule TO"), which relates to the offer by CA, Inc., a Delaware corporation (the "Company"), to purchase up to 40,816,327, shares of its common stock, par value $0.10 per share, including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under the Company's Rights Agreement, dated June 18, 1991, as amended on May 17, 1995, May 23, 2001 and November 9, 2001, at a price not less than $22.50 nor greater than $24.50 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), previously filed as Exhibits (a)(1)(D) and (a)(1)(E) to Amendment No. 1, which, together with any amendments or supplements to either, collectively constitute the "Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

        The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein and all references herein to sections and page numbers in the Offer to Purchase refer to sections and page numbers in the Offer to Purchase as it was filed with the SEC via EDGAR with Amendment No 1.

Item 7. Source and Amount of Funds or Other Consideration.

        The section entitled "Source and Amount of Funds" on page 19 of the Offer to Purchase is hereby amended to replace the second paragraph of that section with the following two paragraphs:

        On September 6, 2006, we entered into an amendment to our existing credit facility, dated December 2, 2004, with Citicorp North America, Inc., as paying agent, Bank of America, N.A., Citicorp North America, Inc. and JP Morgan Chase Bank, N.A., as co-administrative agents, and Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners. The amendment modifies certain covenants in order to permit us to repurchase up to $2 billion of our Common Stock under our share repurchase program and incur additional indebtedness in connection with those repurchases. We will pay for the shares purchased in the Offer and the related fees and expenses from borrowings under the existing credit facility and available cash. See our Form 10-K under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" for a description of the terms and conditions of our existing credit facility.

        As a result of the foregoing, the condition to the Offer that we shall have obtained financing on terms and conditions satisfactory to us in an amount sufficient to purchase the shares pursuant to the Offer has been deemed satisfied by us. The Offer remains subject to certain other conditions specified in the Offer to Purchase.

Item 10. Financial Statements.

        The section entitled "Certain Information Concerning the Company" on page 20 of the Offer to Purchase is hereby amended to add the Current Reports on Form 8-K filed with the SEC on August 21, 2006 and September 6, 2006 to the list of Current Reports on Form 8-K and 8-K/A under the heading "Incorporation by Reference" on page 20.

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Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(M)*	Letter to Participants in the CA, Inc. Savings Harvest Plan
(a)(1)(N)	Press Release (previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 6, 2006 and incorporated herein by reference).
(b)(2)	Amendment No. 1, dated as of September 1, 2006, to Credit Agreement dated as of December 2, 2004, among the Company, the Banks which are parties thereto and Citicorp North America, Inc., Bank of America, N.A, and JP Morgan Chase Bank, N.A., as agents with respect to a $1 billion Revolving Loan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 6, 2006 and incorporated herein by reference)

*
Filed Herewith

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

CA, INC.
By:	/s/ KENNETH V. HANDAL
Name:	Kenneth V. Handal
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: September 6, 2006

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INTRODUCTION
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